

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2022

Xiaowu He
Chief Executive Officer
Scienjoy Holding Corp
3rd Floor, JIA No.34, Shenggu Nanli
Chaoyang District, Beijing 100029
China

> **Re: Scienjoy Holding Corp**
> **Amendment No. 4 to Registration Statement on Form F-3**
> **Filed March 16, 2022**
> **File No. 333-259951**

Dear Mr. He:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 6, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-3

Cover Page

1. Please revise to disclose that your current contractual arrangements and structure have not been tested in court.

2. We note your response to prior comment 2. Please revise here and where appropriate to clarify whether any transfers, dividends, or distributions have been made to date between the holding company, *its subsidiaries,* and consolidated VIEs, *or to investors*, and

quantify the amounts where applicable (emphasis added). In addition, revise to provide a cross-references to the condensed consolidating schedule and the consolidated financial statements

3.   Please revise here and where appropriate to disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures.

4.   Please revise to explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

Summary, page 2

5.   Please revise the diagram of the company's corporate structure to remove inference of ownership or control of the VIE. For example, when describing the VIE's, the diagram should not use arrows.

Permission and/or Other Requirements Required from the PRC Authorities for the VIEs Operation, page 6

6.   We note your disclosure that "we have not obtained the approval from either the CSRC or CAC, and we do not believe that such approval is necessary under these circumstances or for the time being." Please revise to clarify whether you obtained an opinion of counsel regarding required approvals for the CSRC or CAC. If not, explain why you do not believe any approvals or permissions are required. If you did obtain an opinion of counsel, please file the consents as exhibits.

Selected Condensed Consolidated Statements of Income and Comprehensive Income (Loss), page 10

7.   We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading

Risk Factors
Our VIEs may be subject to a variety of laws and other obligations regarding cybersecurity and data protection..., page 21

8.   Please revise to discuss any recent developments related to CAC guidance.

General

9.   Please revise throughout to remove any inferences of ownership or control of the VIE. For example, refrain from using terms such as "we" or "our" when describing activities or functions of a VIE.

10. We note that one or more of your officers or directors are located in China. Please revise to include risk factor disclosure to address the difficulty of brining actions against these individuals and enforcing judgments against them.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lan Lou